EXHIBIT 99.1

eFuture Announces Unaudited Third Quarter 2014 Financial Results

BEIJING, Nov. 19, 2014 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services in China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Financial and Operational Highlights

  Third quarter total revenue decreased 16% year-over-year to RMB34.0 million (US$5.5 million).
  Backlog as of September 30, 2014 increased 49% year-over-year to RMB221.2 million (US$36.0 million).
  Gross profit decreased 7% year-over-year to RMB15.3 million (US$2.5 million).
  Third quarter gross margin improved to 45% compared with 41% in 2013.
  Adjusted EBITDA was negative RMB0.1 million (US$0.02 million), compared to negative RMB0.7 million in the third quarter 2013.
  myStore registered user base increased to 1.2 million by the end of October 2014.

"We will continue to execute our growth strategy and accelerate our transformation strategy to drive long-term shareholder value.

I am pleased to announce that myStore's user base exceeded 1.2 million as of October 31, 2014, during the ongoing public testing period which commenced on September 2013, which demonstrates that eFuture is making good progress in transforming to a software and mobile social shopping network services provider from a pure software company.

myStore provides fundamental technology infrastructure and marketing reach to help traditional retailers better utilize mobile internet, social media and big data to enhance customer engagement and improve customer experience. Through myStore consumers can easily shop anytime, anywhere and share their shopping experiences and recommendations among family members and friends.

Several pilot retail clients have started to deploy eFuture's omni-channel solutions, which provide a seamless approach to consumers through all available shopping channels across online, mobile, social and brick and mortar stores. myStore will continue to drive its omni-channel concept to become more widely accepted by the retail market. " Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented.

Ms. Ping Yu, Chief Financial Officer, further commented on the results: "As a result of key clients' strong demand for our myStore-driven omni-channel solutions, our contract value increased in the third quarter and nine months ended September 30, 2014 despite the contraction of our traditional physical stores business. However, as a result of adopting the completed-contract revenue recognition method of accounting, our revenue did not reflect progress on each of the projects, especially the larger contracts with longer delivery cycles. Nevertheless, our cost optimization structure and improvement of management efficiency have successfully decreased G&A and S&D expenses by 14%, and 8%, respectively, and increased gross margin to 45% in the third quater."

"Through our continuous effort to support the myStore-driven omni-channel strategy, we will further invest in R&D and mobile-internet team building to take advantage of the opportunity in the third retail revolution and position the Company in the forefront of the shift to mobile internet. I am proud to rejoin eFuture's management team to participate in this great transformation as we strive to maximize shareholder value over the long term." Ms. Yu added.

THIRD QUARTER 2014 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter 2014 decreased 16% to RMB34.0 million (US$5.5 million) from RMB40.5 million in the third quarter 2013.

Revenue Breakdown

	Nine months ended				Three months ended
	September 30,				September 30,
	2013	2014	2014	Y-o-Y	2013	2014	2014	Y-o-Y
	RMB '000	RMB '000	USD '000	Change	RMB '000	RMB '000	USD '000	Change
Software license sales	33,180	28,764	4,686	-13%	13,655	13,497	2,199	-1%
Hardware sales	19,508	2,440	398	-87%	2,978	597	97	-80%
Service fee income	55,386	56,701	9,238	2%	23,866	19,906	3,243	-17%
Total	108,074	87,905	14,322	-19%	40,499	34,000	5,539	-16%

Software license revenue for the third quarter 2014 remained relatively stable year-over-year.

Service fee income for the third quarter 2014 decreased 17% year-over-year to RMB19.9 million (US$3.2 million) from RMB23.9 million in the third quarter 2013. The decrease was primarily attributable to the completion of a few large projects in the grocery industry in third quarter 2013.

Gross Profit and Gross Margin

Gross profit decreased by 7% year-over-year to RMB15.3 million (US$2.5 million) from RMB16.4 million in the third quarter 2013, and consolidated gross margin for the third quarter 2014 was 45%, compared with 41% in the first quarter 2013,resulting from an increase in the proportion of revenue from higher-margin maintenance service fee income.

Operating Loss and Expenses

Operating loss in the third quarter 2014 was RMB1.8 million (US$0.3 million), compared to operating loss of RMB2.3 million in the third quarter 2013.

  Research and development ("R&D") expenses for the third quarter 2014 increased 7% year-over-year to RMB1.3 million (US$0.2 million), or 4% of total revenue, compared with RMB1.2 million, or 3% of total revenue in the third quarter 2013. The increase in R&D expenses was primarily attributable to an expenditure on a management platform aimed to improve internal operational efficiency in the third quarter 2014.
  General and administrative ("G&A") expenses for the third quarter 2014 decreased 14% year-over-year to RMB5.8 million (US$0.9 million), representing 17% of total revenue, compared with RMB6.7 million, or 17% of total revenue in the third quarter 2013. The decrease in G&A expenses was primarily attributable to a lower bad debt provision as a result of improvement on trade receivable collection, as well as a lower headcount due to improved management efficiency.
  Selling and distribution ("S&D") expenses for the third quarter 2014 decreased 8% year-over-year to RMB10.0 million (US$1.6 million), representing 29% of total revenue, compared with RMB10.8 million, or 27% of total revenue in the third quarter 2013. The decrease in S&D expenses was primarily attributable to a lower headcount and decreased meeting expense as a result of effective cost control.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Third quarter 2014 net loss was RMB1.8 million (US$0.3 million), compared with a net loss of RMB1.6 million in the third quarter 2013. Adjusted net loss for the third quarter 2014 was RMB0.6 million (US$0.09 million), compared with an adjusted net loss of RMB0.4 million in the third quarter 2013.

Basic and diluted loss per share in the third quarter 2014 was RMB0.43 (US$0.07), compared to basic and diluted loss per share of RMB0.38 in the third quarter 2013. Adjusted diluted loss per share was RMB0.13 (US$0.02), compared to adjusted diluted loss per share of RMB0.1 in the third quarter 2013.

Balance Sheet and Cash Flow

As of September 30, 2014, cash and cash equivalents were RMB35.7 million (US$5.8 million), a decrease of RMB26.9 million from RMB62.6 million as of December 31, 2013, and increased RMB19.6 million from RMB16.1 million as of June 30, 2014. The improvement in cash flow was mainly due to increased advances from customers for on-going projects.

Total accounts receivable as of September 30, 2014 decreased 3% to RMB25.7 million (US$4.2 million) from RMB26.4 million as of December 31, 2013. The decrease was due to continuous improvement on trade receivables collection.

Inventory and work in process as of September 30, 2014 increased 106% to RMB41.0 million (US$6.7 million) from RMB20.0 million as of December 31, 2013. The increase was primarily attributable to a few large on-going projects which had not reached the point of revenue recognition.

FOURTH QUARTER 2014 GUIDANCE

eFuture expects total revenue for the fourth quarter 2014 to be in the range of RMB76 million (US$12.4million) to RMB81 million (US$13.2 million). Adjusted EBITDA for the fourth quarter 2014 is expected to be in the range of RMB3 million (US$0.5 million) to RMB6 million (US$1.0 million).

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.1380 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2014 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. As a pioneer and proponent of omni-channel and mobile internet solutions in the Asia-pacific, we developed myStore, a mobile shopping social network, to connect consumers and physical stores. For more information about eFuture, please visit http://www.e-future.com.cn.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of November 19, 2013, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.1380
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	September 30,	September 30,
	2013	2014	2014
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	62,620,652	35,705,849	5,817,180
Trade receivables, net of allowance for doubtful accounts of ¥3,682,874 and ¥4,173,326($679,916), respectively	26,436,484	25,734,209	4,192,605
Refundable value added tax	2,047,262	4,631,028	754,485
Advances to employees	1,448,742	1,538,331	250,624
Advances to suppliers	--	30,667	4,996
Other receivables	2,094,282	2,333,277	380,136
Prepaid expenses	1,237,347	1,651,578	269,074
Inventory and work in process, net of inventory provision of ¥3,415,570 and ¥6,737,954($1,097,744), respectively	19,900,382	40,968,377	6,674,549
Total current assets	115,785,151	112,593,316	18,343,649
Non-current assets
Long-term investments, net of impairment of net of impairment of ¥240,000 and ¥240,000($39,101), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥8,134,647 and ¥9,437,767($1,537,596), respectively	3,498,773	3,493,952	569,233
Intangible assets, net of accumulated amortization of ¥76,424,196 and ¥79,235,392($12,908,992), respectively	33,601,807	41,312,770	6,730,657
Goodwill	80,625,667	80,625,667	13,135,495
Deferred tax assets	8,475,460	9,303,381	1,515,702
Total non-current assets	126,201,707	134,735,770	21,951,087
Total assets	241,986,858	247,329,086	40,294,736

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	--	3,000,000	488,759
Trade payables	11,999,261	7,911,242	1,288,896
Other payables	18,381,881	18,841,045	3,069,574
Accrued expenses	22,237,200	7,848,166	1,278,619
Taxes payable	15,608,001	5,295,170	862,687
Advances from customers	54,070,691	95,125,660	15,497,827
Total current liabilities	122,297,034	138,021,283	22,486,362

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 3,921,176 shares and 3,989,626 shares issued and outstanding, respectively	2,326,182	2,357,978	384,161
Additional paid-in capital	231,082,930	232,008,448	37,798,704
Statutory reserves	7,569,001	7,569,001	1,233,138
Accumulated deficits	(121,288,289)	(132,627,624)	(21,607,629)
Total equity	119,689,824	109,307,803	17,808,374
Total liabilities and equity	241,986,858	247,329,086	40,294,736

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES						Exchange rate	6.1380
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Nine months ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
				Y-o-Y				Y-o-Y
	2013	2014	2014	Change	2013	2014	2014	Change
	(Unaudited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	33,180,047	28,764,116	4,686,236	-13%	13,654,871	13,497,500	2,199,006	-1%
Hardware revenue	19,508,055	2,440,437	397,595	-87%	2,978,430	596,737	97,220	-80%
Service fee revenue	55,386,202	56,700,616	9,237,637	2%	23,866,180	19,905,857	3,243,053	-17%
Total Revenues	108,074,304	87,905,169	14,321,468	-19%	40,499,481	34,000,094	5,539,279	-16%

Cost of revenues
Cost of software revenue	6,011,009	7,468,927	1,216,834	24%	2,166,512	2,720,186	443,171	26%
Cost of hardware revenue	16,381,955	2,304,670	375,476	-86%	2,455,713	574,264	93,559	-77%
Cost of service fee revenue	43,888,504	39,700,584	6,467,999	-10%	18,615,020	14,481,585	2,359,333	-22%
Amortization of acquired technology	286,000	--	--	-100%	--	--	--
Amortization of software costs	2,519,115	2,811,196	457,999	12%	831,261	943,319	153,685	13%
Total Cost of Revenues	69,086,583	52,285,377	8,518,308	-24%	24,068,506	18,719,354	3,049,748	-22%

Gross Profit	38,987,721	35,619,792	5,803,159	-9%	16,430,975	15,280,740	2,489,531	-7%

Operating Expenses
Research and development expenses	2,569,799	2,030,635	330,830	-21%	1,194,261	1,283,817	209,159	7%
General and administrative expenses	20,383,465	17,074,046	2,781,695	-16%	6,744,601	5,804,916	945,734	-14%
Selling and distribution expenses	30,869,805	29,722,098	4,842,310	-4%	10,828,095	9,988,986	1,627,401	-8%
Total Operating Expenses	53,823,069	48,826,779	7,954,835	-9%	18,766,957	17,077,719	2,782,294	-9%

Loss from operations	(14,835,348)	(13,206,987)	(2,151,676)	-11%	(2,335,982)	(1,796,979)	(292,763)	-23%

Other income (expenses)
Interest income	278,592	481,260	78,407		55,937	70,717	11,521
Interest expenses	--	(25,025)	(4,077)		--	(25,025)	(4,077)
Other income	331,386	564,481	91,965		350,940	429,509	69,975
Foreign currency exchange gain (loss)	(83,421)	19,015	3,098		(15,200)	341	56
Loss before income tax	(14,308,791)	(12,167,256)	(1,982,283)		(1,944,305)	(1,321,437)	(215,288)
Less: Income tax expense (benefit)	(1,703,379)	(827,921)	(134,884)		(313,522)	477,562	77,804
Net Loss	(12,605,412)	(11,339,335)	(1,847,399)		(1,630,783)	(1,798,999)	(293,092)
Loss per share
Basic	(2.97)	(2.69)	(0.44)		(0.38)	(0.43)	(0.07)
Diluted	(2.97)	(2.69)	(0.44)		(0.38)	(0.43)	(0.07)
Basic Weighted-average Shares Outstanding	4,245,926	4,217,184	4,217,184		4,245,926	4,217,426	4,217,426
Fully-Diluted Weighted-average Shares Outstanding	4,245,926	4,217,184	4,217,184		4,245,926	4,217,426	4,217,426

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.1380
NON-GAAP MEASURES OF PERFORMANCE

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(14,835,348)	(13,206,987)	(2,151,676)	(2,335,982)	(1,796,979)	(292,763)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	286,000	--	--	--	--	--
Add back amortization of intangibles	2,519,115	2,811,196	457,999	831,261	943,319	153,685
Add back share-based compensation expenses	1,299,802	901,508	146,873	373,256	300,901	49,023
Adjusted non-GAAP operating loss	(10,730,431)	(9,494,283)	(1,546,804)	(1,131,465)	(552,759)	(90,055)
Add back depreciation	1,445,792	1,383,129	225,339	462,299	419,082	68,277

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(9,284,639)	(8,111,154)	(1,321,465)	(669,166)	(133,677)	(21,779)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-14%	-15%	-15%	-6%	-5%	-5%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	0%	0%	0%	0%	0%	0%
Amortization of intangibles	2%	3%	3%	2%	3%	3%
Share-based compensation expenses	1%	1%	1%	1%	1%	1%
Adjusted non-GAAP operating loss	-10%	-11%	-11%	-3%	-2%	-2%
Depreciation	1%	2%	2%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-9%	-9%	-9%	-2%	0%	0%

NON-GAAP EARNINGS PER SHARE
Net loss	(12,605,412)	(11,339,335)	(1,847,399)	(1,630,783)	(1,798,999)	(293,092)
Amortization of acquired software technology	286,000	--	--	--	--	--
Amortization of intangibles	2,519,115	2,811,196	457,999	831,261	943,319	153,685
Share-based compensation expenses	1,299,802	901,508	146,873	373,256	300,901	49,023
Adjusted Net Loss	(8,500,495)	(7,626,631)	(1,242,527)	(426,266)	(554,779)	(90,384)

Adjusted non-GAAP diluted loss per share	(2.00)	(1.81)	(0.29)	(0.10)	(0.13)	(0.02)
Shares used to compute non-GAAP diluted loss per share	4,245,926	4,217,184	4,217,184	4,245,926	4,217,426	4,217,426

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.1380
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(12,605,412)	(11,339,335)	(1,847,399)	(1,630,783)	(1,798,999)	(293,092)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	1,445,792	1,383,129	225,339	462,299	419,082	68,277
Amortization of intangible assets	2,805,115	2,811,196	457,999	831,261	943,319	153,685
Loss on disposal of property and equipment	1,421	23,935	3,899	--	24,718	4,027
Allowance for doubtful accounts	2,170,182	1,234,511	201,126	242,225	(210,564)	(34,305)
Provision for loss in inventory and work in process	3,556,875	3,322,384	541,281	--	(931,114)	(151,697)
Compensation expenses	1,299,802	901,508	146,873	373,256	300,901	49,023
Deferred income taxes	(1,703,403)	(827,921)	(134,884)	(313,520)	477,562	77,804
Foreign exchange loss (gain)	82,195	6,276	1,022	34,897	(195)	(32)
Other noncash expense	--	891,945	145,315	--	891,945	145,315
Changes in assets and liabilities:
Trade receivables	(1,671,570)	(882,236)	(143,733)	(2,466,329)	(3,698,958)	(602,632)
Refundable value added tax	1,569,911	(2,583,766)	(420,946)	(100,989)	(2,278,099)	(371,147)
Advances to employees	6,347	(89,589)	(14,596)	(26,259)	130,631	21,282
Advances to suppliers	(29,511)	(30,667)	(4,996)	14,921	380,552	61,999
Other receivables	290,540	111,005	18,085	1,479	153,053	24,935
Prepaid expenses	(900,998)	(414,231)	(67,486)	658,815	(718,028)	(116,981)
Inventory and work in process	(10,906,172)	(24,390,379)	(3,973,670)	(2,292,549)	(6,483,221)	(1,056,243)
Trade payables	(9,865,861)	(4,088,019)	(666,018)	(1,506,872)	(1,014,328)	(165,254)
Other payables	(2,666,977)	459,164	74,807	(1,863,130)	5,008,943	816,055
Accrued expenses	(18,515,557)	(14,389,034)	(2,344,254)	(1,596,088)	(1,985,044)	(323,402)
Taxes payable	(6,969,320)	(10,173,713)	(1,657,496)	(3,876,437)	(1,997,338)	(325,405)
Advances from customers	22,153,234	41,054,969	6,688,655	12,632,691	32,148,853	5,237,676
Net cash provided by (used in) operating activities	(30,453,367)	(17,008,868)	(2,771,077)	(421,112)	19,763,671	3,219,888

Cash flows from investing activities:
Purchases of property and equipment	(638,690)	(1,544,660)	(251,655)	(214,106)	(667,106)	(108,685)
Payments for intangible assets	(13,100,641)	(11,414,104)	(1,859,581)	(3,726,536)	(2,458,874)	(400,599)
Cash received from disposal of property and equipment	5,650	3,300	538	--	--	--
Net cash used in investing activities	(13,733,681)	(12,955,464)	(2,110,698)	(3,940,642)	(3,125,980)	(509,283)

Cash flows from financing activities:
Proceeds from short-term loans	--	3,000,000	488,759	--	3,000,000	488,759
Proceeds from exercise of options by employees	--	55,805	9,092	--	--	--
Net cash provided by financing activities	--	3,055,805	9,092	--	3,000,000	488,759

Effect of exchange rate changes on cash and cash equivalents	(82,195)	(6,276)	(1,022)	(34,897)	195	32

Net increase (decrease) in cash and cash equivalents	(44,269,243)	(26,914,803)	(4,384,947)	(4,396,651)	19,637,886	3,199,395

Cash and cash equivalents at beginning of period	79,373,365	62,620,652	10,202,126	39,500,773	16,067,963	2,617,785
Cash and cash equivalents at end of period	35,104,122	35,705,849	5,817,180	35,104,122	35,705,849	5,817,180

Supplemental cash flow information
Interest expenses	--	25,025	4,077	--	25,025	4,077
Income tax paid	3,796,612	3,736,424	608,736	--	--	--

CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn